Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Propzie, Inc.
1900 N Bayshore Dr 1A 138
Miami, FL 33132
www.tennts.com

Up to $1,234,999.95 in Class B Common Stock at $1.15
Minimum Target Amount: $9,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Propzie, Inc.
Address: 1900 N Bayshore Dr 1A 138, Miami, FL 33132
State of Incorporation: DE
Date Incorporated: August 03, 2018

Terms:

Equity

Offering Minimum: $9,999.25 | 8,695 shares of Class B Common Stock
Offering Maximum: $1,234,999.95 | 1,073,913 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.15
Minimum Investment Amount (per investor): $299.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 5% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 3% bonus shares.

$1,000+ | Tier 2

Invest $1000+ and receive 5% bonus shares + 10% discount on our subscription.

$5,000+ | Tier 3

Invest $5000+ and receive 10% bonus shares + 15% discount on our subscription + 5% discount in our TENNTS marketplace.

$10,000+ | Tier 4

Invest $10,000+ and receive 15% bonus shares + 15% discount on our subscription + 10% discount in our TENNTS marketplace.

$20,000+ | Tier 5

Invest $20,000+ and receive 20% bonus shares + 15% discount on our subscription + 25% discount in our TENNTS marketplace + access to the CEO of TENNTS' private group.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TENNTS will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Propzie, Inc DBA TENNTS is a corporation organized under the laws of the state of Delaware with a subsidiary in Brazil. The Brazilian entity is also called Propzie, Inc, with a formation date of 12/03/2019. The Brazilian entity has been inactive since Dec 2021. No funds from this offering will go to the Brazilian subsidiary.

TENNTS is a property management company that manages and distributes furnished properties for short, medium, and long-term rentals. We serve both fronts of the same business: the property owner and the individual or legal entity looking for a furnished property to stay for a longer period.

TENNTS provides landlord and residents with access to the company's rental automation technology and vetted service providers. Our company saves users' valuable time by handling the long list of property management tasks that still require human oversight.

TENNTS adopted the model of partnering directly with property owners to offer its services complimentary to residents. We partner with building owners to provide residents with dedicated home managers who assist with various errands and on-request services, such as apartment cleaning, grocery delivery, laundry services, repair services, and more. Users have a direct line of communication with the company's hospitality team through TENNTS' app, where they can manage tasks and set recurring appointments.

Residents in buildings automated by TENNTS are given access to dedicated in-home services, which are offered at a lower price point, allowing for faster integration within buildings. Property owners using TENNTS can select packages to include the services that best fit the needs of their residents and can upgrade or change service levels at any time.

TENNTS will be consolidating its various solutions under one central app, where residents and building managers can handle all inquiries, appointments, and payments.

The Company's Intellectual Property ("IP"): The Company was granted, a U.S trademark to TENNTS, filed with the USPTO on Jul. 30, 2021. In addition to this, TENNTS has other IP that it has developed including details of trademarks, symbols, and copyrights.

Competitors and Industry

The global lodging and hospitality market is currently estimated at $550B and is projected to grow at a rate of 12% and is predicted to reach $ 900B in revenue by 2025.*

*Source: GlobalData and Euromonitor.

The Company has several major competitors in the lodging market. Some of the top competitors in our industry include SONDER, Life-House, Zeus Living, and Hello Alfred.

We have a business model similar to SONDER (www.sonder.com), however, what makes us unique is our marketplace and we are designed as a hospitality SaaS, a technology for independent operators.

.We have a business model similar to Life-House (www.life-house.com), however, what makes us unique is our marketplace is that we are designed for landlords and local businesses.

We have a business model similar to Zeus Living (www.zeusliving.com), however, what makes us unique is our marketplace and we are designed as a hospitality SaaS, a technology for independent operators.

We have a business model similar to Hello Alfred (www.helloalfred.com), however, what makes us unique is our rental automation and we are designed as a SaaS, a technology for property management.

Current Stage and Roadmap

The Company's products and services are currently on the market and generating sales with a fully functional MVP with enough features to serve beta early-adopter.

Our vision is to become a smart living technology brand for multi-family landlords, connecting local businesses and residents. We aim to build stronger communities, supported by TENNTS technology.

We will be acquiring property management companies and early stages smart living technology startups.

We will also be securing multi-year fixed leases, mixed leases, or revenue shares as the anchor or sole tenant with multifamily landlords and development projects for TENNTS technology, branding, and distribution.

We will launch TENNTS "mini-house" subscription. Modular automated mini multi-family apt/homes with 300/400 SF.

The Team

Officers and Directors

Name: Daniel Detoni

Daniel Detoni's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, and President
  Dates of Service: August 03, 2018 - Present
  Responsibilities: Besides being the co-founder and visionary of TENNTS, Daniel Detoni is responsible for managing the company's overall operations. This may include delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and communicating with the board. Daniel is not currently taking a salary and retains 25% equity, but the company has a plan in place for a C-Suite package for the officers after this raise is complete.

Other business experience in the past three years:

- **Employer:** Hausroof
  Title: Partner & Solutionist
  Dates of Service: February 01, 2014 - Present
  Responsibilities: Daniel is currently a non-active Partner of Hausroof LLC. He does not work here in a day-to-day capacity. Specializing in real estate consulting and consulting for move-in-ready movers and flexible lease management help.

Name: Yariela Carrizo

Yariela Carrizo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, COO, and Secretary
  Dates of Service: August 03, 2018 - Present
  Responsibilities: Yariela is responsible for the day-to-day operations of a firm and assists the CEO in a variety of tasks. Yariela is not currently taking a salary and retains 25% equity, but the company has a plan in place for a C-Suite package for the officers after this raise is complete.

Other business experience in the past three years:

- **Employer:** Hausroof
  Title: Managing Director
  Dates of Service: September 03, 2014 - Present
  Responsibilities: Yari is responsible to oversee all business operations, including developing and implementing strategic plans and company policies, maintaining an open dialogue with partners, and driving organizational success

Other business experience in the past three years:

- **Employer:** Casa Domani
  Title: Project Manger
  Dates of Service: January 10, 2020 - February 15, 2022
  Responsibilities: Monitor project progress and set deadlines besides solving issues that arrives and take care of all customer relationship.

Name: Carlos Balsaloble

Carlos Balsaloble 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Shareholder

Dates of Service: April 05, 2021 - Present
Responsibilities: Carlos leads the technology or engineering department in a company and is responsible for developing technological processes. Carlos is responsible to make the TENNTS vision a functional product. Carlos is taking a salary of $3,500 per month plus he is a shareholder under a vesting schedule with two years cliff and three years maturity date.

Other business experience in the past three years:

- **Employer:** Neomode
  Title: Co-Founder & CTO
  Dates of Service: February 16, 2016 - January 04, 2021
  Responsibilities: Build the product.

Name: Emilia Briceno

Emilia Briceno's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** City Operations Director
  Dates of Service: May 15, 2022 - Present
  Responsibilities: Oversee operational activities at every level of an organization. Her duties include hiring and training employees and managing quality assurance programs. Emilia is not currently taking a salary, but the company has a plan in place for a C-Suite package for the officers after this raise is complete. Emilia is a shareholder under a vesting schedule with three years maturity date.

Other business experience in the past three years:

- **Employer:** Casa Domani
  Title: Administrative Assistant
  Dates of Service: January 05, 2021 - Present
  Responsibilities: Provides administrative support to ensure efficient operation of the office.

Other business experience in the past three years:

- **Employer:** Opera Real Estate Investment
  Title: Assistant General Manager
  Dates of Service: July 01, 2019 - May 01, 2022
  Responsibilities: Assisted in day-to-day management of the business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Propzie Inc was formed on 8/3/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Propzie Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that TENNTS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns TENNTS trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Detoni	2,499,120	Class A Common Stock	25.0%
Yariela Carrizo	2,499,120	Class A Common Stock	25.0%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,073,913 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 13,500,938 with a total of 9,996,480 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Material Rights

The total amount outstanding includes 799,754 shares to be issued pursant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 4,347,826 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 719,832
  Use of proceeds: product development and general business operations expenses
  Date: February 10, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We are a pre-revenue startup. We started as Propzie in 2019 with an angel and an accelerator / pre-seed (institutional investor). In 2020 with the covid pandemic, we were forced to pause our platform development and slowed our company growth

With the EIDL loan support, we restructured business and development, reached platform MVP, and rebranded to TENNTS to be ready for investment rounds and growth.

Revenue

Net Revenue for the fiscal year 2021 was $ 3,044. This shows a great milestone in 2021, it is the Income generated from our initial beta users through our payment gateway Stripe.

Cost of sales

The cost of sales in 2021 was $1,577. The comparison between revenue is expected to reduce drastically in the future and should be around 15-30% of the total Revenue.

Gross margins

2021 gross profit was $ 1,468 and gross margin as a percentage of revenues was 48.2%. The 48.2% doesn't reflect the potential of the platform to reach way over 75%.

Expenses

The Company's expenses include compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2021 amounted to $ 122,823. Approximately $ 80,000 of this was due to the development costs. The Company hired three employees in 2021, two in IT development, and one in marketing and operations.

Historical results and cash flows:

The Company is currently in the MVP (minimum viable product) stage and is going from pre-revenue to revenue generating. Our historical cash flows indicate the pre-seed investment in building the initial MVP with minimum income generated from beta users to give enough data and insights for the development of our MVP. Past cash was primarily from equity investments. Our goal in this seed stage is to build the infrastructure and the key initial pillars of the business in order to scale up.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, the Company has capital resources available in the form of shareholder loans in the amount of $30,000, and $9,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are in constant contact with investors and VCs but we are now focusing our attention on the crowdfunding round with SE and so, the funds of this campaign are critical to our company operations in the upcoming months. These funds are required to support development, growth, and sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for two months. This is based on a current monthly burn rate of $4,500 for expenses related to salaries and operating costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a future monthly burn rate of approximately $180,000 for expenses related to team salaries, marketing, expansion, and operating cost.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital at this time however we know raising our startup capital is a key part of our future business plan and we are planning future funding outside the crowdfunding rounds as needed. The Company has contemplated possibly engaging StartEngine to be the funding portal for future rounds of funding in 2023.

Indebtedness

- **Creditor:** SBA - EIDL Loan Payable
  Amount Owed: $157,100.00
  Interest Rate: 3.75%
  Maturity Date: June 17, 2051

- **Creditor:** Daniel Detoni
  Amount Owed: $56,954.00
  Interest Rate: 8.0%
  The Company borrowed money from the owner.

Related Party Transactions

- **Name of Entity:** Daniel Detoni
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On July 13, 2022, the Company signed a debt agreement with the shareholder and founder, Daniel Detoni, in the amount of $56,954. The loan bears an interest rate of 8% and the loan is repayable within thirty days of the shareholder providing the Company with written notice of demand. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is in the amount of $56,954 and $61,587, respectively.
  Material Terms: See above.

- **Name of Entity:** Hausroof
  Names of 20% owners: Daniel Detoni
  Relationship to Company: Officer

Nature / amount of interest in the transaction: On July 14, 2022, the Company received a shareholder loan from Hausroof in the amount of $ 13,366. The loan bears an interest rate of 18% and it is repayable within thirty days of the lender providing the Company with written notice of demand.
Material Terms: See above.

Valuation

Pre-Money Valuation: $11,495,952.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors:

The market value of comparable companies engaged in a substantially similar business at similar stages; and the market value of the solution we are creating with the market size. The Company used publicly available sources online Seedrs, Gold Coast Capital Investments and Cayenne Consulting to evaluate similar property businesses that are currently in the industry. We got the average value from the following valuation: Cayenne Consulting: $9,365,000,00 - Cost capital VC: $16,000,000,00.

Based on our company report made by the University of Miami, we multiplied by 3x the future annual earnings based on how we projected the operations for the following years. Investment in developing the MVP to date, and the status of the company's product development, marketing efforts, and network.

Previously the company had an estimated post-money valuation of $3,500,000.00 back in 2019. The company took to begin its current valuation, then the company valued its executives and advisors with $1M per individual based on their experience and industry expertise.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT,"

"BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS CONCERNING FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  54.5%
  Online advertising campaign. Integrated Marketing, PPC, brand awareness, PR,

- *Research & Development*
  40.0%
  Pay development team. Pay tech tools. Server.

If we raise the over allotment amount of $1,234,999.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  30.0%
  User acquisition for TENNTS Zen, Online Marketing, special marketing strategies

- *Research & Development*
  33.0%
  Release new features, product improvements, and resident app

- *Company Employment*
  31.5%
  Hiring a key team member. Structure the customer services/ acquisition/ sales and account management back office team.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.tennts.com (www.tennts.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tennts

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Propzie, Inc.

[See attached]

PROPZIE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Propzie, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Propzie, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 18, 2022
Los Angeles, California

PROPZIE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 35,080	$ -
Total Current Assets	**35,080**	**-**
Property and Equipment, net	3,519	-
Intangible Assets	68,744	-
Total Assets	**$ 107,342**	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 2,468	$ -
Shareholder Loan	56,954	61,587
Other Current Liabilities	2,946	-
Total Current Liabilities	**62,367**	**61,587**
Promissory Notes and Loans	157,100	-
Total Liabilities	**219,467**	**61,587**
STOCKHOLDERS EQUITY		
Common Stock	52	51
Retained Earnings/(Accumulated Deficit)	(112,177)	(61,638)
Total Stockholders' Equity	**(112,125)**	**(61,587)**
Total Liabilities and Stockholders' Equity	**$ 107,342**	**$ -**

See accompanying notes to financial statements.

PROPZIE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 3,044	$ -
Cost of Revenue	1,577	-
Gross profit	1,468	-
Operating expenses		
General and Administrative	48,644	35,937
Sales and Marketing	1,916	-
Total operating expenses	50,561	35,937
Operating Income/(Loss)	(49,093)	(35,937)
Interest Expense	2,946	-
Other Loss/(Income)	(1,500)	-
Income/(Loss) before provision for income taxes	(50,539)	(35,937)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (50,539)**	**$ (35,937)**

See accompanying notes to financial statements.

PROPZIE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock			Retained earnings/		Total Shareholder
(in , $US)	Shares	Amount		(Accumulated Deficit)		Equity
Balance—December 31, 2019	50,544	**$ 51**	**$**	**(25,701)**	**$**	**(25,650)**
Net income/(loss)				(35,937)		(35,937)
Balance—December 31, 2020	50,544	51	$	(61,638)	**$**	**(61,587)**
Issuance of restricted stock	1,123	1				1
Net income/(loss)				(50,539)		(50,539)
Balance—December 31, 2021	**51,667**	**$ 52**	**$**	**(112,177)**	**$**	**(112,125)**

See accompanying notes to financial statements.

PROPZIE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(50,539)	$	(35,937)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		880		
Amortization of Intangibles		7,638		
Changes in operating assets and liabilities:				
Credit Cards		2,468		(830)
Other Current Liabilities		2,946		
Net cash provided/(used) by operating activities		**(36,608)**		**(36,767)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(4,399)		-
Purchases of Intangible Assets		(76,382)		
Net cash provided/(used) in investing activities		**(80,780)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		(4,634)		36,767
Borrowing on Promissory Note and Loans		157,100		
Issuance of restricted stock		1		-
Net cash provided/(used) by financing activities		**152,468**		**36,767**
Change in Cash		35,080		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**35,080**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,946	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Propzie Inc. was incorporated on August 3, 2018, in the state of Delaware. The financial statements of Propzie Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

TENNTS is a prop-tech startup that offers an all-in-one SaaS technology that combines rental automation, property management, and hospitality services to landlords. The Company automates property operations and rental management to save users time and money, and its integrated vetting process ensures a better, safer experience for renters. We are a modern 21st century, smart living, and tech brand. It's energetic and vibrant. Its visual identity unites two "N"s (NN) to represent the connections TENNTS makes between buildings, residents, and local businesses and a part of a new, growing industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years
Furniture & Fixtures	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Propzie Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from offering an all-in-one SaaS technology that combines rental automation, property management, and hospitality services to landlords. The Company automates property operations and rental management to save users time and money, and its integrated vetting process ensures a better, safer experience for renters.

Cost of sales

Cost of Revenue include the cost of sale.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $1,916 and $0, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 18, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Interest	2,946	-
Total Other Current Liabilities	**$ 2,946**	**$ -**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computer Equipment	$ 3,946	$ -
Furniture & Fixtures	452	-
Property and Equipment, at Cost	**4,399**	**-**
Accumulated depreciation	(880)	-
Property and Equipment, Net	**$ 3,519**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and 2020 was in the amount of $880 and $0, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Patent	$	14,579	$	-
Software development		61,802		-
Intangible assets, at cost		**76,382**		**-**
Accumulated amortization		(7,638)		-
Intangible assets, Net	**$**	**68,744**	**$**	**-**

Entire intangible assets have been amortized. Amortization expense for trademarks and software development cost for the fiscal year ended December 31, 2021 and 2020 was in the amount of $7,152 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Expense
2022	$	(7,638)
2023		(7,638)
2024		(7,638)
2025		(7,638)
Thereafter		(38,191)
Total	**$**	**(68,744)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 51,667 shares and 50,544 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 100,000 shares of Preferred Shares with a $0.001 par value. As of December 31, 2021, and December 31, 2020, no Preferred Shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 5,616 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2020	-	$ 0.00	-
Granted	1,123	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2021	1,123	$ 0.00	9.50

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2021, was approximately $119,970. The total fair value of the restricted stock awards vested during 2020 was $0.

8. DEBT

Promissory Notes & Loans

During 2021, the Company entered into SBA EIDL loan agreement. The details of the loan and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA - EIDL Loan Payable	$ 157,100	3.75%	06.17.2021	06.17.2051	$ 2,946	$ 2,946	$ -	$ 157,100	$ 157,100
Total					$ 2,946	$ 2,946	$ -	$ 157,100	$ 157,100

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ -
2023	9,420
2024	9,420
2025	9,420
2026	9,420
Thereafter	119,420
Total	**$ 157,100**

Owner Loans

During the years, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Daniel Detoni	$ 56,954	8.00%	07.13.2022	30 days from the lender's demand	$ 56,954		$ 56,954	$ 61,587	$ -	$ 61,587
Total					$ 56,954	$ -	$ 56,954	$ 61,587	$ -	$ 61,587

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (29,196)	$ (5,036)
Valuation Allowance	29,196	5,036
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (40,762)	$ (11,566)
Valuation Allowance	40,762	11,566
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $160,113, and the Company had state net operating loss ("NOL") carryforwards of approximately $160,113. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On July 13, 2022, the Company signed a debt agreement with the shareholder and founder, Daniel Detoni, in the amount of $56,954. The loan bears an interest rate of 8% and the loan is repayable within thirty days of the shareholder providing the Company with written notice of demand. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is in the amount of $56,954 and $61,587, respectively.

On July 14, 2022, the Company received a shareholder loan from Hausroof in the amount of $ 13,366. The loan bears an interest rate of 18% and it is repayable within thirty days of the lender providing the Company with written notice of demand.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 18, 2022, which is the date the financial statements were available to be issued.

On February 25, 2022, the Company filled the Amended Certificate of Corporation in the state of Delaware. The Company is now authorized to issue 13,500,000 shares of Common Stock with a par value of $0.0001 and 2,499,062 shares of Preferred Stock with a par value of $0.0001.

On July 11, 2022, the Company issued 199,894 restricted shares from 2021 Stock Option Plan.

On July 14, 2022, the Company received a shareholder loan from Hausroof in the amount of $13,366. The loan bears an interest rate of 18% and it is repayable within thirty days of the lender providing the Company with written notice of demand.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $49,093, an operating cash flow loss of $36,608, and liquid assets in cash of $35,080, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

TENNTS

Get More with TENNTS


TENNTS
Get More.

Website | Miami, FL | HOSPITALITY

TENNTS is a proptech startup that offers an all-in-one platform that combines rental automation , property management, and hospitality services to landlords. The company automates property operations and rental management to save users time and money, and its integrated vetting process ensures a better, safer experience for renters. TENNTS is in-market and a part of a new, growing industry.

$0.00 raised

0 Investors	$11.5M Valuation
$1.15 Price per Share	$299.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.23M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- TENNTS automates the administration of rental properties and hospitality services by connecting buildings and residents with vetted local businesses.
- The Home Services market size was valued at USD 346.66 Billion in 2020 and is projected to reach USD 2,247.84 Billion by 2028 (source).
- Investors get the opportunity to disrupt a booming market through a tech-forward, vertically integrated company.

OVERVIEW

We provide landlords easy, transparent property management with vetted service providers

Rental properties are worthwhile investments, but it's no secret that they require a significant amount of time, money, and support to maintain. TENNTS revolutionizes the rental industry by automating property management for landlords. Our tech platform offers owners on-demand services such as cleaning and laundry from high-quality, vetted providers. With TENNTS, owners enjoy the confidence that their property is in optimal condition, while renters enjoy a cleaner, safer, superior property.


TENNTS

THE PROBLEM & THE SOLUTION

TENNTS' platform makes owning, maintaining, and renting properties cheaper and easier

Owning a rental property is a huge investment both financially and mentally. Rental properties require all of the cleaning, maintenance, and support that hotels do with a significantly smaller support network. We believe the constant and unforeseen costs that come with owning a rental property often prevent people from renting property. TENNTS' SaaS platform supports landlords by connecting them to a network of on-demand, vetted service providers. Our app markets the services of local businesses to landlords and residents, and it also hosts property listings so everything can be found in one app. We generate revenue through rental commission fees, service subscription fees, and transaction fees.


TENNTS
Aline Smith
Services • 16
14 days last laundry pick-up
Schedule pick-up

The above graphic contains images of our app, which is still currently under development.

THE MARKET & OUR TRACTION

We can disrupt a surging global market by empowering owners and local businesses

The opportunity to invest in TENNTS comes at a fantastic time. Both in the U.S. and China, Proptech is poised to boom in value, with an estimated market size of $86.5 billion by 2032 (source). The global real estate rental market is also experiencing growth, which is expected to hit a massive $2.36 trillion by 2025 (source). With Proptech and the global market on the rise, our flexible platform gives us a strategic position to disrupt these massive industries. As far as traction is concerned, we have secured a $16 million pre-money valuation from a prominent Singaporean investor, have partnered with Rentals United to expand our channel distribution, and we have a stable of active landlords, local business owners, and residents in the United States and Brazil.


$222B
Global luxury and upscale hotel spend in 2019
$91B
Global short-term rental market in 2019
$809B
Total adressable global lodging market in 2019
$496B
Untapped lodging markets


We have landlords, local businesses, and residents' early adopters in the United States and Brazil, and growing.
Miami
New York
Brasil

WHY INVEST

TENNTS is your chance to join the rental and hospitality revolution

At TENNTS, our mission is simple: empower landlords and local businesses with smart living technology. Our innovative platform automates the costly administrative side of maintaining, which has been proven to reduce operating costs up to 40%. We also built our platform to highlight high-quality, local service providers because we believe that community is the keystone of any renting experience. Help us modernize hospitality and support small businesses by investing in TENNTS today.


Community is the Keystone of Any Renting Experience.

October 2018

TENNTS started as Propzie

TENNTS started as Propzie and raised $80k from an Angel investor and the platform begins development.

January 2019

Starta Accelerator Program

Propzie is invited to participate in the Starta accelerator program in NYC, raising $150K and achieving a $3M valuation.

June 2020

Covid Pandemic

Demand and numbers are surging but operation becomes challenging due to the Covid pandemic.

October 2021

TENNTS is created

Serious brainstorming takes place to improve brand, efficiency, and technology. TENNTS is created.

Present

StartEngine

In the spirit of community, TENNTS has teamed up with StartEngine to launch our crowdfunding campaign.

Q3/Q4 2022

ANTICIPATED - Expand TENNTS

Expand TENNTS's management and customer service team. Focus on the growth of B2C landlords and local businesses.

Q1/Q2 2023

ANTICIPATED - Build & Accelerate

Accelerate the development of our proprietary technology. Begin to secure leases with revenue shares with multifamily landlords.

Q3/Q4 2023

ANTICIPATED - Start Series A round on StartEngine

Start Series A round on SE. Acquiring property management companies and early stages PMS startups.

2024

ANTICIPATED - Launch TENNTS “mini-house”

Launch TENNTS “mini-house” subscription. Modular automated mini multi-family apt/homes with 300/400 SF.

2025

ANTICIPATED - Expand Internationally

Expand to Europe and within Latin America. Franchise contracts for TENNTS technology, brand, and distribution.

In the Press

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Meet Our Team



Daniel Detoni

Co-founder & CEO

Daniel has lived and worked in Europe, South America, and the United States, where he has concentrated on strategic marketing, advertising, and sales strategies for clients in a multitude of industries. While living in London, he worked on one of the first digital record labels, selling high-quality digital music files well before the industry boomed.

Daniel launched the first crowdfunding platform to help raise capital for social projects and help disadvantaged communities in Brazil. Coletivo Social was supported by television producers and on-air talent, including MTV hosts. Daniel has served as a market consultant for startups and multinational companies for the South American market. More recently, Daniel has worked in various real estate fields, expanding his knowledge of the industry.

Daniel holds degree in Marketing from the University Paulista and a degree in entrepreneurship and emerging enterprises from Syracuse University.



Yariela Carrizo

Co-founder & COO

Yari Carrizo is a co-founder of TENNTS. A public relations and communications specialist, she worked for more than seven years at Universal Music Latino, where she managed and represented the latest talent in the Latin American genre.

Later, Yari found a new passion in interior design and worked for a luxury rug company managing client accounts. Her customer service skills helped her maintain a reputation of high client satisfaction. When presented with the opportunity to manage fully furnished properties for her clients' second homes, she jumped at the opportunity and partnered with Daniel Detoni to open a real estate brokerage. After years in the property management and real estate business, Yari's goal is to grow TENNTS alongside her innovative team.

Yari is a graduate of Florida International University and winner of GSVLabs Startup Battle.



Carlos Balsaloble

CTO & Shareholder

Carlos Balsadore is CTO of TENNTS. He ensures that technology matches market demand, delivering software with quality, best practices, stability, and scale.

Carlos is passionate about technology and opened a computer maintenance and networking business at the age of 16. Later, Carlos served as a Backend Developer for early-stage startup and founded "Neomode," a technology startup for retail that became a reference in omnichannel and white label apps in Brazil, where he served as CTO and software architect.

Carlos earned a bachelor's degree in Information Systems from Universidade Positivo.



Emilia Briceno

City Operations Director & Shareholder

Emilia is City Director of Operations of TENNTS. She has an affinity for technology, tools, and innovative work processes. She is passionate about finding innovative ways to track progress and maintain relationships with third parties, particularly within the real estate market.

Emilia continues to grow her knowledge of building organizational missions, customer service, and company strategy. She earned an MBA from Millennia Atlantic University.



Will Misloski

Board Advisor

Will Miloski is CMO of TENNTS. He is a seasoned and results-driven C-Suite Marketing Executive with experience scaling companies at varying stages of growth, from start-up to public.

Will was formerly Chief Marketing Officer for MedAvail, before joining MedAvail, Will was SVP of Customer Marketing at Go Daddy, where he led the company in new global marketing strategies. He has also served as VP and General Manager at Orbitz.

Will holds degree in Finance from the University of Illinois and a Master degree in Integrated Marketing Communications from Northwestern University.



Erick Sasse

Co-founder & Board Advisor

Ericke Sasse is co-founder and board tech advisor of TENNTS. He is the founder of two software companies, one of which is Cadena.com.br, which develops solutions for the radio market. He also founded Monde.com.br, which creates a management system for travel agencies.

Erick continues to explore different areas in the technology industry.



Felipe Hofstatter

Co-founder & Board Advisor

Felipe Hofstatter, a real estate professional and investor based in Miami, is a co-founder of TENNTS. He heads Hofstatter Realty LLC, a real estate investment firm that acquires and operates multifamily assets throughout the southeastern United States. His involvement in the real estate industry includes private equity and brokerage.

Felipe is also a co-founder of TENNTS and holds real estate licenses in Florida and New York.

Offering Summary

Company : Propzie, Inc.

Corporate Address : 1900 N Bayshore Dr 1A 138, Miami, FL 33132

Offering Minimum : $9,999.25

Offering Maximum : $1,234,999.95

Minimum Investment Amount (per investor) : $299.00

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 8,695

Maximum Number of Shares Offered : 1,073,913

Price per Share : $1.15

Pre-Money Valuation : $11,495,952.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 5% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 3% bonus shares.

$1,000+ | Tier 2

Invest $1000+ and receive 5% bonus shares + 10% discount on our subscription.

$5,000+ | Tier 3

Invest $5000+ and receive 10% bonus shares + 15% discount on our subscription + 5% discount in our TENNTS marketplace.

$10,000+ | Tier 4

Invest $10,000+ and receive 15% bonus shares + 15% discount on our subscription + 10% discount in our TENNTS marketplace.

$20,000+ | Tier 5

Invest $20,000+ and receive 20% bonus shares + 15% discount on our subscription + 25% discount in our TENNTS marketplace + access to the CEO of TENNTS' private group.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TENNTS will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PROPZIE, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Propzie, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Propzie, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 3, 2018 under the name Propzie, Inc. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 25, 2022.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Propzie, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 300 Delaware Avenue, Suite 210-A in the City of Wilmington, New Castle County, Zip Code 19709. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. RECLASSIFICATION OF COMMON STOCK AND PREFERRED STOCK

1. Immediately prior to the filing of this Second Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware, the

authorized capital stock of the Corporation consisted of (x) 13,500,938 shares of Common Stock, $0.0001 par value per share ("Common Stock"), and (y) 2,499,062 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock").

2. Effective upon the filing of this Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (a) each one (1) outstanding share of Common Stock shall, without further action on the part of the Corporation or any of its stockholders (and regardless of whether any certificates representing Common Stock are surrendered to the Corporation or its agent), automatically be reclassified (the "Common Stock Reclassification") and become one (1) fully paid and non-assessable share of Class A Common Stock (as defined below), and (b) each one (1) share of Preferred Stock shall, without further action on the part of the Corporation or any of its stockholders (and regardless of whether any certificates representing Preferred Stock are surrendered to the Corporation or its agent), automatically be reclassified (the "Preferred Stock Reclassification" and, together with the Voting Common Stock Reclassification, the "Reclassification") and become one (1) fully paid and non-assessable share of Class B Common Stock (as defined below).

3. Effective upon the filing of this Second Amended and Restated Certificate of Incorporation, and after giving effect to the Reclassification, the total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is (a) 13,500,938 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), and (b) 4,347,826 shares of Class B Common Stock, par value $0.0001 per share ("Class B Common Stock").

4. Effective upon the filing of this Second Amended and Restated Certificate of Incorporation, and after giving effect to the Reclassification: (a) all authorized shares of the Common Stock and Preferred Stock (collectively, the "Terminated Stock") that were authorized but never issued shall automatically be cancelled; (b) all shares of the Common Stock previously issued but no longer outstanding shall automatically be cancelled; (c) each certificate that previously represented shares of Common Stock shall thereafter represent that number of shares of Class A Common Stock for which the shares of Common Stock represented by such certificate have been reclassified pursuant to the Reclassification; provided, however, each person or entity holding of record a stock certificate or certificates that previously represented shares of Common Stock shall receive, upon surrender of such certificate or certificates to the Corporation, a new certificate or certificates evidencing and representing the number of Class A Common Stock for which the shares of Common Stock represented by such certificate(s) have been reclassified pursuant to the Reclassification; and (d) any reference to "Common Stock" issued or made by the Corporation in any contract, agreement, stock certificate, or otherwise to which the Corporation is party, or resolutions of the Board of Directors of the Corporation (the "Board of Directors") or stockholders of the Corporation, whether before or after the date of filing of this Certificate of Incorporation, refers to Class A Common Stock.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

B. VOTING RIGHTS.

1. Except as expressly provided herein, Class A Common Stock and Class B Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters.

2. The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except as required by law or expressly provided in this Second Amended and Restated Certificate of Incorporation, Class B Common Stock is nonvoting and the holders thereof have no voting rights with respect thereto. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock and Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class A Common Stock, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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1. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

2. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this September __, 2022.

By:___________________________________
Daniel Detoni
Chief Executive Officer